Mail Stop 3010

June 18, 2009

VIA U.S. MAIL AND FAX (713) 975-6271
Mr. D. Hughes Watler, Jr.
Chief Financial Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

> **Re:** **Stratum Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-QSB for the period Ended March 31, 2009**
> **File No. 0-51229**

Dear Mr. Watler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Cover Page

1. Please state the aggregate market value of your common stock held by non-affiliates as of the last business day of your most recently completed second fiscal quarter. See the cover page requirements of the Form 10-K.

Items 1 and 2. Description of Business and Properties, page 3

2. It does not appear that you have included all the disclosure required by Guide 2, specifically sections 5 through 8. Please provide this disclosure or tell us why you believe you are not required to include this information.

Item 3. Legal Proceedings, page 6

3. For your material legal proceedings, please provide all the disclosure required by Item 103 of Regulation S-K. For example, with respect to the lawsuit against Decca, tell us the name of the court or agency in which the proceeding is pending, the principal parties and a description of the factual basis alleged to underlie the proceeding.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters…, page 7

4. We refer to your reference that information on securities authorized for issuance under your equity compensation plans is included in Note 7 of your financial statements. We note, however, that the information presented in Note 7 does not include all the information required by Item 201(e) of Regulation S-K, including the number of shares remaining available for future issuance under your equity plans. Please provide this disclosure.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

5. Please amend your Form 10-K to furnish the information required by Item 304(b) of Regulation S-K.

Item 9A(T). Controls and Procedures

(a) Disclosure Controls and Procedures, page 14

6. Your disclosure indicates that the evaluation of your disclosure controls and procedures was performed under the supervision of your chief financial officer and that your chief financial officer has concluded that your disclosure controls and procedures were not effective. Rule 13a-15(b) and Rule 15d-15(b) of the Securities Exchange Act of 1934 require that the assessment of your disclosure controls and procedures be conducted with the participation of both your principal executive officer and your principal financial officer. As such, please file an amendment to your Form 10-K to present the conclusions of both your principal executive officer and your principal financial officer. Refer to Item 307 of Regulation S-K.

(b) Management's Annual Report on Internal Controls over Financial Reporting, page 15

7. Please confirm to us that your internal control over financial reporting was designed by, or is under the supervision of, your principal executive and principal financial officers as required by Rules 13a-15 and 15d-15 and that the conclusions you have made regarding your internal control over financial reporting have been made with the participation of your principal executive and principal financial officers.

8. Your disclosure indicates that management concluded that there was a material weakness in your internal controls over financial reporting. However, Item 308(T) of Regulation S-K requires a statement as to whether or not internal control over financial reporting is effective. It is not sufficient to cite the presence of a material weakness. Please file an amendment to your Form 10-K to present management's conclusion of the effectiveness of internal controls over financial reporting.

9. In your amendment, please clarify the nature of your material weakness. The description of "completeness and cutoff" does not describe the deficiency. However, your disclosure also includes a statement about a "lack of independent review" and the departure of a highly experienced accountant. If the material weakness is a lack of review and the result is a "completeness and cutoff" issue it should be described as such, including the specific impact on financial reporting (i.e., completeness and cutoff of what?). For reference please see the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf

10. Your disclosure indicates that you anticipate the implementation of completeness and cutoff controls in 2009. The comment above not withstanding, in your amendment please be more specific in regards to your plans for remediating the material weakness.

Corporate Governance, page 17

11. Please disclose why you have not adopted a code of ethics as required by Item 406 of Regulation S-K.

Item 11. Executive Compensation, page 18

12. We note your disclosure in footnote 5 to the summary compensation table that you have not included an Outstanding Equity Awards at Fiscal Year-end table since none of the outstanding options are currently "in the money." Please note that you are still required to include such a table for your named executive officers. Refer to Item 402(p) of Regulation S-K. Please include this table.

<u>Consolidated Balance Sheets, page 27</u>

13. We note that you have presented an impairment allowance, which represents the impairment of certain oil and gas properties, on the face of your balance sheets. Please clarify whether these impairments related to proved or unproved properties, and if they related to proved properties, please tell us how you determined it was appropriate to present the impairment on the face of your balance sheets as a valuation allowance.

<u>Consolidated Statements of Operations, page 28</u>

14. Please clarify what types of costs are included in the expense line item "energy services".

15. Disclosure in your Form 10-Q filed May 15, 2009 indicates that revenue from your domestic exploration and production business was over accrued as of December 31, 2008. Please quantify for us the effect on your financial statements as of 2008 and tell us what consideration you have given to restating your financial statements.

<u>Consolidated Statements of Cash Flows, page 30</u>

16. Please tell us how you have accounted for the proceeds from the sale of Tradestar and the payments for the acquisition of Decca during 2007 on your statements of cash flows. It appears the proceeds from the sale of Tradestar may have been classified as cash flows from operating activities rather than investing, and it is not clear what portion of the purchase price of Decca was paid in cash.

<u>Oil and Gas Operations, page 31</u>

17. Please clearly state your accounting policy for recognizing impairments in both proved and unproved properties. Refer to paragraphs 28 and 62A of SFAS 19.

<u>Exhibits 31.1 and 31.2</u>

18. We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect including the omissions of parenthetical disclosure in paragraph 4(d). Accordingly, please file with your amendment to your Form 10-K that includes certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q filed on May 15, 2009.

Form 10-Q

19. Please describe the cease and desist proceedings pursuant to Section 21C of the Securities Exchange Act of 1934 initiated by the Commission against you on April 14, 2009, or tell us why you believe you are not required to disclose the proceedings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, p 14

20. Please revise your discussion of liquidity and capital resources to specifically address your short and long-term liquidity requirements, and how you plan to address them. Please quantify your anticipated capital expenditures over the next 12 months, and address how you plan to finance these expenditures as well as your current liabilities and projected operating losses. Please also address how you would finance any amounts coming due from violations of covenants on your debt obligations. Based on your recent operating results, it does not appear cash flow from operations will be available to contribute to your liquidity and capital needs.

Item 4T. Controls and Procedures

(a) Disclosure Controls and Procedures, page 16

21. Please file an amendment to your Form 10-Q to present the conclusions of both your principal executive officer and your principal financial officer regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

22. The disclosure in your Form 10-K indicates that you anticipate the implementation of completeness and cutoff controls at Decca in the second quarter of 2009. We note that the disclosure in your Form 10-Q states that you anticipate such implementation "at an appropriate time". The comment regarding your Form 10-K not withstanding, in your amendment please be more specific as to when you anticipate the implementation of completeness and cutoff controls at Decca. It appears that Decca still represents a majority of your revenues.

(b) Changes in Internal Controls over Financial Reporting, page 16

23. We note that subsequent to the issuance of your December 31, 2008 financial statements you discovered a second material weakness, this one relating to the over accrual of revenue from your domestic exploration and production business. You disclose that you have already implemented new procedures to address this material weakness. In your amendment, please be more specific as to the changes you have made.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at 202-551-3391 with any other questions.

Sincerely,

Eric McPhee
Staff Accountant